CERTIFICATE OF AUTHOR
DIBYA KANTI MUKHOPADHYAY

As the co-author of this report on the Guanaceví project of Endeavour Silver Corp., in Durango State, Mexico, I, DIBYA KANTI MUKHOPADHYAY do hereby certify that:

1)

I am employed by, and carried out this assignment for, Micon International Co. Limited, Suite 10, Keswick Hall, Norwick, United Kingdom of Great Britain and Northern Ireland, tel. 0044(1603) 501 501, fax 0044(1603) 507 007, e-mail dk@micon-international.co.uk;

2)	I hold the following academic qualifications:

M.Sc. (Applied Geology) Jadavpur University, Kolkata, India 1993

3)

I am a member of the Australasian Institute of Mining and Metallurgy (Member # 225557); as well, I am a member in good standing with The Canadian Institute of Mining, Metallurgy and Petroleum (Member # 140645)

4)	I have worked as a geologist in the minerals industry for almost 14 years;

5)

I am familiar with NI 43-101 and, by reason of education, experience and professional registration; I fulfill the requirements of a Qualified Person as defined in NI 43-101. My work experience includes 3 years as an exploration geologist looking for gold and base metal deposits, more than 3 years as a mine geologist in open pit and underground mines and 8 years as a surficial geologist and consulting geologist on precious and base metals and industrial minerals;

6)	I have visited the Guanaceví Mines Project in Mexico from 23 to 25 June, 2010.

7)	I have co-authored the previous Micon Technical Reports for the mineral properties in question;

8)

As of the date of this certificate to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make this report not misleading;

9)	I am independent of the parties involved in the transaction for which this report is required, other than providing consulting services;

10)

I am responsible for the Micon audited resource estimate and related portions of Sections 1, 14, 17, 17.9, 19 and 20, except for those portions of the report discussing the reserves of the technical report dated March 15, 2011 entitled “NI 43-101 Technical Report Audit of the Resource and Reserve Estimate on the Guanaceví Project, Durango State Mexico.”

Dated this 15th day of March 2011

“Dibya Kanti Mukhopadhyay”

Dibya Kanti Mukhopadhyay, M.Sc, MAusIMM
Senior Mineral Resource Geologist,
Micon International Limited

211